SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 6, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI ANNOUNCES PROPOSED RIGHTS OFFER AND GENERAL
                                      MEETING

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
PROPOSED RIGHTS OFFER AND GENERAL MEETING
1.       Introduction
AngloGold Ashanti intends to proceed with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately 69.4 million ordinary shares in the capital of
AngloGold Ashanti at a minimum share price of ZAR172, raising gross proceeds of approximately
ZAR11.9 billion (US$1.6 billion based on an exchange rate of ZAR7.56/$US1 on 5 May 2008) (the
“proposed rights offer”). The underwriters for the proposed rights offer are Goldman Sachs International,
UBS Limited and Morgan Stanley & Co. International plc. The final rights offer price will be announced at the time of the announcement of the rights offer. Holders of AngloGold Ashanti’s American Depositary
Shares (“ADSs”) will also be entitled to participate in the proposed rights offer.
2.       General meeting
A general meeting has been convened to be held at The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa (The Corporate Office of AngloGold Ashanti) at 11:00 (South African time) on
Thursday, 22 May 2008 at which general meeting, shareholders will be asked to approve the granting of a general authority to the directors to allot and issue up to a maximum of 71 million additional shares in the authorised but unissued share capital of AngloGold Ashanti. This authority will enable the directors to issue the shares required to implement the proposed rights offer.
The authority referred to above is in addition to the general authority to allot and issue shares, the general authority to issue convertible securities and the specific authority to allot and issue shares to Golden
Cycle shareholders to implement that transaction, to be proposed at AngloGold Ashanti’s annual general meeting to be held on 6 May 2008. The general authorities to allot and issue shares will continue to remain in place until the next annual general meeting of AngloGold Ashanti to be held in 2009.
3.        Anticipated schedule for the proposed rights offer
If the conditions precedent to the proposed rights offer are met, the final terms of the rights offer are expected to be announced on or about 23 May 2008. Other key dates in respect of the rights offer, if approved, are expected to be:
2008
General meeting
Thursday, 22 May
Trading of ADS rights commences on NYSE
2
Thursday, 29 May
Last day to trade in AngloGold Ashanti shares in order to qualify to participate in the rights offer (cum rights offer entitlement) on
Friday, 30 May
AngloGold Ashanti shares trade ex the rights offer entitlement from commencement of trading on
Monday, 2 June
Listing and trading of letters of allocation on JSE from commencement of trade on
Monday, 2 June
Record date for ADS holders to participate in the rights offer on
2
Tuesday, 3 June
Rights offer for ADS holders opens at 09:00 (New York City time) on
2
Wednesday, 4 June
Record date for shareholders to participate in the rights offer on
Friday, 6 June
Rights offer for ordinary shareholders opens at 09:00 on
Monday, 9 June
Trading of ADS rights ceases on the NYSE

Friday, 20 June

2008
Rights offer for ADS holders closes at 17:00 (New York City time) on
2
Monday, 23 June
Last day for trading in letters of allocation on JSE in order to be settled by 17:00 on Friday, 4 July 2008 on
Friday, 27 June
Listing and trading of rights offer shares on JSE at 09:00 on Monday, 30 June
Rights offer for ordinary shareholders closes at 12:00 on
Friday, 4 July
Record date for letters of allocation on Friday, 4 July
Entitlement in respect of the rights offer available on Monday, 7 July
Rights offer shares issued and posted to certificated shareholders on or about Monday, 7 July
Accounts of dematerialised shareholders updated and credited at their CSDP or broker on
Monday, 7 July
Rights offer ADSs issued and delivered on or about
2
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published on SENS on or about
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about
Tuesday, 8 July
Share certificates in respect of excess shares allocated posted to certificated shareholders on or about
Friday, 11 July
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on
Friday, 11 July
Rights offer ADSs in respect of excess application delivered on or about
2
Friday, 11 July
Notes
1.
Unless otherwise indicated, all times indicated are South African times and are subject to change.
2.    Key date applicable to holders of ADSs.
Johannesburg
6 May 2008
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein. A written prospectus for the offering meeting the requirements of Section 10 of the U.S.
Securities Act of 1933, as amended, and, when available, the prospectus supplement relating to the proposed rights offering, may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, South Africa and on the
website maintained by the Securities and Exchange Commission at http://www.sec.gov.
The proposed rights offer described in this announcement will only be addressed to and directed at persons in member states of the European
Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. In addition, in the
United Kingdom, the rights offering is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer is not available to persons who are residents in Japan.
Persons (1) in the United Kingdom who are not Relevant Persons, (2) in any member state of the EEA other than the United Kingdom, who are not Qualified Investors are permitted to vote on the resolutions to which this document refers, however, no such persons shall have any entitlement or the ability to participate in the rights offer referred to in this document following its approval by resolution at AngloGold Ashanti’s general meeting.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect
AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely",
"should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe
AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the
AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended
31 December 2006, which was filed with the Securities and Exchange Commission on 9 July 2007. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation,
AngloGold Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the
U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION,
INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED
TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa,
Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado
Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 6, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary